Date            20 October 2000
Number          98/00


ONESTEEL SPIN-OUT EFFECTIVE TODAY

The Broken Hill Proprietary Company Limited (BHP) today announced that the schemes of arrangement enabling the spin-out of OneSteel Limited (OneSteel) had become effective. BHP today lodged copies of the court order approving the schemes of arrangement with the Australian Securities and Investments Commission.

OneSteel will commence trading on the Australian Stock Exchange, initially on a deferred settlement basis, at 10.30am on Monday 23 October 2000. The Australian Stock Exchange has also granted a trading halt on BHP shares from
10.00 am to 10.30 am on Monday 23 October. The trading halt provides for BHP to commence trading on an ex-entitlement to OneSteel share basis at the same time as OneSteel commences trading on the market.

BHP Managing Director and CEO Paul Anderson said the spin-out of OneSteel should deliver significant benefits to both BHP and OneSteel.

Mr Anderson said: "The spin-out is a major step in BHP's portfolio restructuring process. It will allow both companies to increase the focus on improving and growing their core businesses and I am confident this will deliver increased value for BHP and OneSteel shareholders alike."

All eligible fully paid BHP shareholders will receive one OneSteel share for every four fully paid BHP shares they hold when registers close on Friday, 27 October, 2000.


Further news and information can be found on our internet site:
http://www.bhp.com.

Contact:

Media Relations
Mandy Frostick
Manager Media Relations
Phone:   61 3 9609 4157
Mobile:  61 419 546 245

Investor Relations
Robert Porter
Vice President Investor Relations
Phone:   61 3 9609 3540
Mobile:  61 408 313 259

Candy Ramsey
BHP Investor Relations Houston
Phone:  (713) 961-8640